Code of Business Conduct & Ethics



July 24, 2019

TABLE OF CONTENTS





ABOUT OUR CODE

Who must follow the Code?

Message from Alex Pourbaix

About Our Code

The Code of Business Conduct & Ethics ("Code") is designed to provide staff with tools and guidance needed to make good decisions on behalf of Cenovus, to help us conduct our business legally, ethically and safely while we pursue progressive and innovative approaches to developing energy resources.

Although the Code provides the basic principles needed to help staff conduct themselves appropriately, ethical situations can be challenging and the Code may not address every situation you encounter in your daily work. When in doubt, ask for guidance.

Who must follow the Code?
The Code applies to all of us - directors, officers, employees, contractors and others working on behalf of Cenovus in all locations where Cenovus conducts business. The Code is an expression of our company values, and is endorsed by the highest level of governance in our company – the Board of Directors. Cenovus directors, employees, contractors, service providers and suppliers are expected to be familiar with and uphold Cenovus's values and the expectation of the Code at all times.

About Our Code

Our Values
and Reputation

Responsible
Information Use

Acting with
Integrity

Compliance

Speak Up
& Resources

Message from Alex Pourbaix

Conducting Cenovus's business with integrity is fundamental to our success. This means that the choices we make and the things we do have impact and real consequences. Making the right choices and doing the right thing matters.

Our values lay the foundation to our business, and our Code of Business Conduct & Ethics ("Code") puts those values into practice. The Code sets out Cenovus's expectations for ethical behaviour and decision-making as well as compliance with the law, which in turn reflects and guides our culture.

It's important that every individual understands not only the requirements, but the spirit of the Code. We expect everyone who works for Cenovus or on its behalf to adhere to the guidance that the Code provides.

Our commitment to the values enshrined in the Code reflects our commitment to our shareholders — and also to our employees, our third-party stakeholders and the communities in which we operate, to do what we say we will do. By demonstrating our values and reflecting the expectations of the Code, you will inspire others to do the same. Our reputation and success requires that we are all committed to making the right decisions on Cenovus's behalf.





OUR VALUES AND REPUTATION

cenovus
ENERGY

Our Values and Reputation

Values

Cenovus's Code reflects the values and behaviours we expect, aligns with our strategic direction and reflects the culture we strive to achieve.

- Safety: Safety before all else
- Integrity: We are transparent, honest and treat everyone with respect
- Performance: We work as one team to make smart decisions that deliver results
- Accountability: We do what we say we will do

Compliance with the Law

This Code is not meant to outline all laws to which we must comply, nor provide an expectation that staff understand all details of laws and regulations to which Cenovus is subject. Rather, it is a resource to help staff live Cenovus's values while conducting business on its behalf. Everyone must personally commit to follow the expectations of the Code.

However, we must be aware of Cenovus's compliance obligations under applicable legal and regulatory frameworks while still upholding our commitment to our values. The Code is not a substitute for complying with Cenovus's specific standards, policies and procedures, which describe our expectations and support our values. Any individual performing work on behalf of Cenovus is expected to comply with company policies, procedures and rules as well as applicable laws, rules and regulations that apply to their role.

Reporting Violations of the Code

It's important that we feel comfortable speaking up about potential violations of all our policies, including the Code, without fear of retaliation. To report concerns, including violations of this Code, refer to the resources listed in the Resources section.

Not sure where to turn? Call the Integrity Helpline for an anonymous way to report concerns about any potential ethical issue in the workplace or at our operations. Use the online intake form or call 1-877-760-6766 (available 24/7).

RESOURCES

If you are unsure if, how or when a law may apply, or if you're unsure how to make the right choices or do the right thing, contact your supervisor or another resource such as:

- Enterprise Compliance
- Human Resources Business Partner (HRBP)
- Investigations Committee
- Integrity Helpline
- Legal
- Privacy Officer

Making the Right Decision

Ethical decision-making may be complicated and requires good judgment, experience and expertise. Consider the following questions:


ASK YOUR SUPERVISOR, OR A RESOURCE CONTACT AND THEY WILL ESCALATE IF NEEDED
IS IT SAFE?
NO / UNSURE
YES
IS IT LEGAL?
NO / UNSURE
YES
DOES IT REFLECT OUR CODE AND POLICY EXPECTATIONS?
NO / UNSURE
YES
DOES IT SUPPORT OUR VALUES?
NO / UNSURE
YES
COULD IT DAMAGE CENOVUS'S REPUTATION OR RELATIONSHIP WITH STAKEHOLDERS?
YES / UNSURE
NO
WOULD IT FEEL RIGHT IF EVERYONE KNEW OF MY DECISION?
YOU ARE ON THE RIGHT TRACK!

ETHICAL DECISION-MAKING

It's sometimes difficult to anticipate what, if any, impact there could be on Cenovus's reputation. When making business decisions, assume that your decision could be shared with our community and industry stakeholders through traditional or social media avenues. This is not to limit your right to engage in respectful discussions or activities about the workplace – rather, it's a reminder to be aware of your conduct while associated with Cenovus.

Protection from Retaliation

Retaliation against individuals who ask questions, who report concerns or suspected violations of company policies, laws or regulations, or who participate in reviews or investigations of the same, will not be tolerated. We protect whistleblowers from retaliation where there's a breach of any policy, not just the Code.

No adverse or disciplinary action will be taken against individuals making a good faith report of a concern about business conduct, including cooperating with an investigation of an alleged violation, or a violation of policy or law, whether or not the report ultimately proves to be founded. Good faith does not mean that the individual reporting the concern or violation needs to be right; but it does mean that the individual believes he/she is providing truthful and accurate information.

If you think you or someone you know has been retaliated against for raising an issue, you should contact the Integrity Helpline or Investigations Committee immediately.

RETALIATION

Retaliation may present itself in different ways. It may include withholding information, prying questions, veiled threats, avoidance, excluding individuals from relevant meetings, not providing development opportunities provided to others, etc. If you're in a position of influence, be mindful of what could be perceived as intimidating words or behaviours, or where you might be causing someone to have a negative experience.

Retaliation is considered a violation of the Code and allegations will be investigated in accordance with the Investigations Standard. For more details on retaliation, see the Investigations Process.

Integrity and Leadership

Cenovus leaders are expected to demonstrate integrity in their day-to-day actions and decision-making, and to foster a culture that encourages integrity and accountability. Staff are most likely to discuss their concerns with a trusted supervisor, and therefore leaders have a duty to model Cenovus's values by acting with integrity every day.

Leaders should provide a positive role model and reinforce Code expectations through demonstrated words and actions. One of the best ways to foster an ethical culture is to set and maintain an environment where staff feel comfortable raising concerns without fear of retaliation, by responding quickly to questions or reports of violations, and escalating issues swiftly when required.

Leaders aren't expected to solve issues on their own, but are expected to leverage the resources available to help them address concerns, as well as report observed or suspected violations.

VIRTUES OF GREAT LEADERS

- Set a great example
- Be open and approachable and respond quickly to questions and requests for guidance
- Never retaliate or punish those who speak up
- Report suspected violations
- Leverage resources for questions and support

cenovus
ENERGY

About Our Code

Our Values
and Reputation

Responsible
Information Use

Acting with
Integrity

Compliance

Speak Up
& Resources

Safety Before All Else

Cenovus is committed to providing a healthy and safe work environment. This includes physical and psychological health and safety.

Workers have the right to know and understand the hazards and potential hazards impacting their immediate workplace or role, the right to participate in any determination impacting their own safety and the safety of others, and the right to refuse unsafe work as it relates to their health and safety.

All work should be conducted in accordance with:

• Cenovus Safety Commitments
• Cenovus Life Saving Rules
• Cenovus health and safety standards, programs and processes, and
• Applicable health and safety legislation

Cenovus works with its staff to provide the time, tools and resources they need to plan and execute work safely. Work does not commence until hazards are identified, and hazard mitigations are in place and have been communicated to individuals conducting the work.

Cenovus has established Joint Work Site Health & Safety Committees at all its work sites to bring supervisors and workers together to discuss and address health and safety-related concerns in the workplace.

Cenovus Safety Commitments

Our eight safety commitments define the attitude and behaviours we expect from anyone who works with us and for us, and empowers workers to speak up if they see an unsafe situation or feel the work they're asked to do is unsafe.

The commitments are a promise from every leader at Cenovus to workers at all levels that we value safety above all else. Our commitment to workers and their families is that they return home safely - every day. Working at Cenovus means working safely.

Our Life Saving Rules

By following life-saving rules for high-risk work activities, workers reduce the likelihood of injuries and prevent incidents that could have life-altering or fatal outcomes.

Our ten life-saving rules help us manage the risks associated with these activities on a day-to-day basis

IF YOU SEE IT, REPORT IT!

- We require reporting of all safety hazards, potential hazards, incidents and near-misses. We take all reports seriously and will investigate to identify facts and root causes. Report in the incident reporting system, or contact the Integrity Helpline.

- Being fit for duty means, among other things, that our workers are free from the influence of drugs, alcohol, fatigue or other circumstances that may impede judgment or productivity. See the Fit for Duty Policy for more information.

Environmental Commitment

We are committed to protecting and preserving the environment while delivering energy in a responsible way. Our goal is to continuously improve our environmental performance in order to live up to the responsibility that goes with being a developer of some of Canada's most valuable resources.

As part of this commitment, we strive to minimize impacts on the environment such as on the wildlife in our operating areas, the soil and its vegetation, air quality, and working to help ensure our operation don't affect nearby lakes or streams.

Our environmental commitments reflect our thinking by demonstrating how we consider the environment when planning and guiding our work.

ENVIRONMENTAL IMPACT

- We think about potential environmental impacts at the project planning stage. That helps Cenovus make choices that can improve our overall environmental performance. For example, avoiding wetlands while planning access to a development location minimizes our impact to both water and wildlife resources.
- Cenovus is committed to the reduction of our greenhouse gas emissions intensity. This focus is driving actions at our facilities, and limiting unnecessary flaring and venting.

Community Engagement

Cenovus values positive outcomes for our stakeholders, including the landowners and communities in which we operate. We work to better understand our neighbours' interests in our projects so we can minimize negative impacts while also creating opportunities. Cenovus engages with local communities, including Indigenous communities, to develop long term relationships that are mutually beneficial and trusting.

To achieve this, in alignment with our values, we help provide business, employment and community investment opportunities and other benefits so that our local community partners can experience positive impacts from our operations.

COMMUNITY INVOLVEMENT

- When evaluating opportunities for local community involvement – whether contracts for work or funding educational endeavors - consider whether a local Indigenous company can provide the product or service, or could benefit from Cenovus's assistance. Consult with Cenovus's Community and Indigenous Affairs team for assistance.

- Staff are encouraged to volunteer and get involved in community-based organizations and contribute to charities of their choice. Charitable donations, however, should not be provided in such a way that they could influence public officials. See Giving Program and the Staff Fundraising Guideline for details.

Diversity and Inclusion

At Cenovus, we embrace diversity of thought, experience and backgrounds. We believe that, through diversity and inclusion, Cenovus has the ability to solve its challenges, seize its opportunities and unlock innovative solutions.

What is diversity and inclusion?

- Diversity is the variety of people and ideas within an organization. It's all of the ways in which individuals differ — both seen and unseen attributes that make us each unique.

- Inclusion is 'diversity in action' - creating an environment of involvement, respect and connection, where various ideas, backgrounds and perspectives are harnessed to create business value. It's about creating an environment where all individuals feel valued and connected regardless of their differences.

Cenovus prohibits discrimination on any unlawful grounds. Accommodating differences may require us to make reasonable adjustments to maintain fairness. This means that in some cases, treating people equitably may include providing accommodations such as adapting facilities, services or employment conditions.

RESPECT IN THE WORKPLACE

- Always treat others with respect, in the workplace and when working with stakeholders and other third-party suppliers

- Keep an open mind to others' ideas and points of view

- Be aware of your own unconscious biases and how they may influence your behaviour

- Speak up if you have a concern

Violence and Harassment Free Workplace

Everyone has the right to feel safe at work. Cenovus is committed to providing a safe and healthy work environment, free from violence and harassment. We do not tolerate any form of violence, harassment or bullying. Staff are expected to report all incidents of violence or harassment they experience or witness.

Harassment is any unwelcome or objectionable conduct, whether intentional or not, that negatively affects someone or creates an uncomfortable working environment. Harassment is behaviour that could be perceived as intimidating, hostile, offensive, demeaning, humiliating, embarrassing, or that is of a sexual nature. Harassment can be verbal or visual, and can include jokes, comments or images. It can take place in person, be presented visually in a work environment, or even online through inappropriate emails, texts or social media posts.

Violence includes behaviour that may cause physical or psychological harm, including physical acts, threatening behaviour, or innuendo. Violence isn't just physical (touching, hitting, poking, grabbing, etc.), but can include behaviours such as threats or displays of extreme anger.

WORKPLACE VIOLENCE & HARASSMENT PREVENTION

- Harassment may be perceived differently by different individuals. If you feel that harassment has taken place, speak up. If you feel comfortable, talk to the person - they might not realize that their comment could be perceived as offensive. If needed, report harassment to the Investigations Committee, Integrity Helpline, or talk to your supervisor or HRBP.

- Did you know that harassment and violence are considered workplace hazards, just like other health & safety hazards? To know the expectations under the law, see the Cenovus Workplace Violence & Harassment Prevention Standard and related Process.





RESPONSIBLE INFORMATION USE

- Protecting Sensitive Information
- Recordkeeping
- Privacy and Personal Information
- Communicating with the Public
- Social Media

Responsible Information Use

Information is one of Cenovus's most valuable corporate assets. The security and protection of information is the responsibility of every Cenovus employee and contractor. We are committed to protecting Cenovus's sensitive information from improper use or disclosure.

Protecting Sensitive Information

For purposes of the Code, sensitive Cenovus information includes all non-public information, including all Cenovus internal information. If sensitive information is disclosed externally or otherwise compromised, it could be harmful to Cenovus, our staff, or its customers, suppliers and stakeholders. Sensitive information may relate to Cenovus sites, assets, projects, operations, financial or legal matters, planning and strategic activities, possible or actual acquisition & divestiture transactions, other commercial activities, personal information, new or innovative technologies and other intellectual property.

Everyone is obligated to maintain the confidentiality of Cenovus information. Protect Cenovus's information through proper controls including secure storage, passwords and codes, secure transmission and physical safeguarding of devices. Sensitive information should be destroyed securely, including deletion or shredding.

Suppliers and stakeholders regularly provide Cenovus with their sensitive information, and we must not personally benefit from that information. It's important to observe any legal or contractual limitations of using non-Cenovus confidential information and protect this information as you would Cenovus's.

ENSURE INFORMATION PROTECTION

- Thinking about forwarding a memo or email outside of Cenovus? Think again – make sure that you have been authorized, that the individual receiving is subject to a confidentiality agreement, and that the information is properly secured and labeled.
- Always be mindful who can see your on-screen content or overhear your phone conversations. Always lock your computer screen when leaving your workspace and secure your device if left unattended.
- Collaborating on a sensitive Cenovus document with an individual outside of Cenovus or using a non-Cenovus online file storage system? Protect the document through secure transmission and make sure the site or system applies similar or enhanced controls to those required by Cenovus.
- Know the classification of the information you are handling and act accordingly. Find out more on how to classify, secure and properly destroy Cenovus's information in the Information Security Classification Standard and the Records Management Standard.

Recordkeeping

Accurate and complete records are necessary for the management of our business. They are vital for good decision-making; let us effectively conduct our activities and operations; allow us to understand and manage our rights and responsibilities in our relationships with staff, stakeholders, customers & the government; and provide evidence of our compliance to our obligations.

It's not just financial records that need to be accurate and complete - information related to our assets, activities, transactions, rights, obligations, operations, marketing, the environment, health & safety, training, human resources and other matters, must be recorded honestly, accurately and with care. See the Information Management Policy and Records Management Standard for details.

DOCUMENTING BUSINESS DATA

- Write it down! Whether you create a document, an email or a memo, business decisions must be recorded. Did someone give you verbal approval? Follow up with a confirmation with the details.
- Know the retention rules that apply to the information you keep
- Never destroy records that may be needed to respond to a pending or ongoing investigation, audit or litigation

Privacy and Personal Information

Cenovus collects, uses, stores and discloses personal information about our employees, contractors, customers, suppliers and other third-parties, in compliance with all legal requirements.

Personal information is any information about an identifiable individual. It includes, but is not limited to, phone numbers, birthdate, address, identifying numbers (e.g. SIN number), health information or financial information. If you have access to employee personal information or personal information of others in the course of work, it is your responsibility to protect it through appropriate means.

We protect the confidentiality of personal information and only collect, store, use it and disclose it accordance with Cenovus's policies and applicable laws.

PROTECTING PERSONAL INFORMATION

- Personal information of others cannot be shared within or outside Cenovus unless you are authorized to do so by virtue of your job duties
- Personal information belongs to the person it is about. Be mindful and professional when handling personal information, for example when emailing employee data or when discussing or capturing information about others
- Our Privacy Policy and related standards and processes provide further details on our commitment to maintaining staff and stakeholder privacy

Communicating with the Public

Cenovus regularly communicates with the public, and the purpose of those communications varies from being transparent about our vision, mission and values, to meeting our public disclosure obligations such as our quarterly financial statements. Regardless of the type of communication, information must be purposeful, contextual, appropriate to the circumstances and, where appropriate, meet legal and regulatory requirements.

Only a few designated staff have been identified to communicate on behalf of Cenovus, whether to the media, members of the investment community or members of the general public. Unless you are an authorized spokesperson, avoid communicating non-public Cenovus matters in any public environment.

Communicating with the public isn't limited to Cenovus's official communications. If your personal activities and comments outside of work could reasonably be confused with your Cenovus role or function, always make it clear which interests you are representing.

If you are contacted by the media or the public about Cenovus, or if you have been asked to present in public (such as in person, remotely, via social media, on a website or through a published article), contact Communications for approval and further details.

CENOVUS SPOKESPERSONS

- If you participate in any non-Cenovus endorsed political activity, especially if it's related to the energy industry, use your personal email and contact information

- Only certain individuals are authorized to speak on Cenovus's behalf - including on social media. If you receive an inquiry from the media, a financial analyst or another external party, even if you know them personally, you must refer them to authorized spokespersons.

- Did you know that the Policy on Disclosure & Employee Trading identifies members of Cenovus's Disclosure Committee and designates authorized spokespersons?

Social Media

Social media is pervasive throughout our personal lives and is used by Cenovus as part of our communications strategy with our stakeholders. While we encourage staff to share their pride in where they work and in our industry online, you should avoid discussing company matters on social platforms and must never represent your views as those of Cenovus.

Your online activities and communications may reflect on Cenovus and its reputation. If you do participate in a discussion regarding Cenovus or our industry, consider identifying yourself as Cenovus staff while continuing to be clear that your views are your own, be respectful and professional, and don't disclose any Cenovus information that is not available in the public realm, including content from our intranet.

ONLINE ETIQUETTE

- Participate in Cenovus's social media presence through the approved channels. See the Social Media Standard for more information.
- Don't post messages on social media that could harm Cenovus's reputation or any of its staff
- Don't use your Cenovus email on social media or websites when posting personal observations or when creating personal online accounts
- Don't post or share non-public information about Cenovus, including incidents, announcements or bulletins, or images of Cenovus assets or sites. Posting anonymously or asking someone else to post on your behalf is inappropriate and contrary to the expectations of the Code.
- Making disparaging comments on social media about Cenovus is not permitted





ACTING WITH INTEGRITY

cenovus ENERGY

About Our Code

Our Values
and Reputation

Responsible
Information Use

Acting with
Integrity

Compliance

Speak Up
& Resources

Acting with Integrity

At Cenovus, acting with integrity is an important aspect of Cenovus's culture as it improves our business and reputation, supports employee performance and reduces staff misconduct.

Conflicts of Interest

Conflicts of interest, or even the appearance of a conflict of interest, can negatively affect Cenovus's business and reputation. A conflict of interest is a situation where a personal interest influences, or has the potential to influence, the ability of an individual to act in Cenovus's best interests.

Staff and directors must be aware of situations that could result in, or could be perceived to result in, a conflict of interest. Conflicts may exist when:

- The individual (or their relative, family member or close personal friend) receives, or has the potential to receive, financial or some other benefit as a result of the individual's position with Cenovus
- The individual has the opportunity to influence Cenovus's decision-making in a manner that results in, or may result in, personal gain or advantage for themselves, a relative, family member or close personal friend
- The individual has an existing or potential financial or other interest which impairs, or might appear to impair, the individual's judgment in carrying out their responsibilities to Cenovus

Staff and directors must immediately disclose conflicts of interest, update any declarations on an annual basis, and adhere to required and documented mitigation measures.

CONFLICTS OF INTEREST

- Personal or family ownership (or a stake in) another company that is a vendor or supplier to Cenovus
- Working relationships with relatives or close personal friends
- Being on the Board of Directors of a company or organization where Cenovus business could be discussed
- Spending time on outside business to the point where it interferes with our job duties

Unsure if you have a conflict? Read the Conflicts of Interest Standard and discuss it with your supervisor or Cenovus representative. Disclosure of potential conflicts creates an opportunity for transparency.

Using and Protecting Cenovus's Assets

Employees, contractors and directors are provided company assets, including physical, digital and other company assets, to support them in conducting their job efficiently and effectively. These assets include facilities, equipment, tools, computers, mobile devices, supplies, credit cards, and other tangible resources - as well as nonphysical assets such as information, data & information systems, network environments, cloud services, staff time, corporate opportunities and company funds.

Everyone is expected to properly steward the use of Cenovus's assets through cost-effective management, including protection from theft, damage, loss or misuse.

Cenovus's assets, including the use of staff time, company meeting rooms, email or other technology tools, must never be used for personal commercial ventures.

Q&A: I have a side business selling cosmetics. Can I sell to my colleagues?

The most effective forum is through the Classifieds on INC. However, you cannot solicit business using your Cenovus email and you can't use Cenovus meeting rooms. Consider using mixed-use or public spaces for in-person connections, and make sure you aren't pressuring people to buy, especially if you're in a position of authority.

Acceptable Use

Although Cenovus provides resources for business purposes, reasonable personal use of some assets such as computers, phones, mobile devices, copiers, printers, email and the Internet, is permitted. Employees should not have an expectation of privacy when using Cenovus's resources.

Cenovus reserves the right to monitor, inspect or search Cenovus information systems and devices, including all information and communications accessed, created, transmitted or stored using Cenovus systems, assets or information resources.

EMAIL & INTERNET

- Email and the Internet are uncontrolled environments that can transmit or disseminate information about you and the company. An email could be purposely or inadvertently forwarded, or you could expose your Cenovus IP address through a website cookie. Even if the use is acceptable, make sure all your communications are appropriate and professional, and do not reflect poorly on the company.

- Keep equipment and company information accessed on any device, safe and secure - lock your devices and follow best practices for passwords and codes

- Do not use Cenovus's corporate assets or systems in a way that could put Cenovus at risk

Fair Dealing and Competition

Cenovus competes fairly and honestly in the markets in which it operates. We do not interfere or attempt to interfere with the normal operation of markets through any means, such as agreements that restrict competition, via collusion, manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or using any other unfair-dealing or deceptive practices.

The sharing of competitively sensitive information such as prices, suppliers, or marketing or production objectives, can result in accusations of anti-competitive behaviour. Competitively sensitive information about Cenovus must be guarded carefully, and staff must avoid obtaining competitively sensitive information about our competitors, unless done legally and ethically and for approved purposes.

Staff must never misrepresent themselves or Cenovus in order to obtain competitors' sensitive information, and even if obtained in error, must not use this information.

SHARING INFORMATION

- Sharing competitively sensitive information in collaborative forums should be avoided as it could result in accusations of market manipulation or interference

- Violations of competition and anti-trust laws are serious violations of the law and the Code and in certain circumstances can lead to criminal charges against Cenovus and the individuals involved. For more information see the Competition & Antitrust Law Compliance Standard.

cenovus ENERGY

About Our Code

Our Values
and Reputation

Responsible
Information Use

Acting with
Integrity

Compliance

Speak Up
& Resources

Third-Party Engagement

Cenovus's relationships with its customers, suppliers, stakeholders and other third-parties is an important part of our business. When we conduct business, we behave ethically, honestly and with respect and integrity - and we work with suppliers and service providers who uphold these values.

Our suppliers and service providers enhance our competitiveness, resiliency and sustainability, but never at the expense of our values and reputation.

We purchase goods and services from qualified suppliers based on fair, objective criteria such as price, quality and service offerings. Our commercial strategies and associated agreements are driven by our need to manage our risks, achieve security of supply, and maximize value for Cenovus, while being true to our values and commitments.

Cenovus supports the principle of diversity and encourages Indigenous and local business participation in order to share the benefits created by our business presence and contribute positively to the communities in which we operate.

PUBLIC OFFICIALS

- Be aware that when dealing with public officials, including Indigenous groups, that additional rules may apply. See the Trade Compliance & Integrity Standard or contact Legal or Government Affairs.

About Our Code



Our Values
and Reputation



Responsible
Information Use



Acting with
Integrity



Compliance



Speak Up
& Resources



Securities Trading and Public Disclosure

Securities laws require timely and accurate disclosure of certain information and events, including but not limited to financial results, future business plans, acquisition or divestiture activities and changes in our operations or plans that have the potential to impact investment decisions.

For staff in possession of non-public material information or knowledge, trading in Cenovus securities may only occur after material information (such as our quarterly or annual financial results) is fully disclosed to the public and a reasonable period of time has elapsed. Employees, contractors, their relatives, friends or associates are prohibited from taking advantage of, or benefiting from, potentially material non-public information obtained at work.

BLACKOUT PERIODS

- Did you know about Cenovus's blackout periods? They start 2 weeks before financial results or budget release are disseminated and end 2 days after. For more information see the Policy on Disclosure & Employee Trading.

- If you inadvertently come into possession of non-public material information or knowledge, do not share it and consult your supervisor

Financial Reporting and Internal Controls

Financial integrity is fundamental to our business and helps us maintain the trust and confidence we have built with shareholders, governments, suppliers, employees and other stakeholders. Cenovus is committed to providing fair, accurate, complete, timely and understandable financial disclosure in the reports we create and the documents we disclose publicly and file with regulatory authorities.

Ensuring accurate and complete financial records is everyone's responsibility, not just the role of accounting and finance staff. Accurate recordkeeping and reporting reflects on our reputation and credibility, ensures we meet our legal and regulatory obligations and is critical for making strategic decisions.

- We ensure financial documents and records are prepared in compliance with legal and regulatory requirements and in accordance with generally accepted accounting principles
- We adhere to spending limits, deadlines, documented approval and decision rights and process requirements
- We record financial transactions in a timely, complete and accurate manner
- We never knowingly falsify records, accrue to meet budget, or distort the nature of a transaction Staff responsible for preparing or providing information for Cenovus's public disclosures must do so honestly, accurately and in compliance with Cenovus disclosure controls and procedures.

Subject to legal considerations, staff are expected to cooperate with all requests for financial information from government or regulatory agencies and cooperate fully with government and compliance audits or investigations. If you learn of a pending investigation or audit, contact Legal.

Upon request, staff must make relevant information fully available to Cenovus auditors, the Board of Directors or the Audit Committee of the Board of Directors.

DID YOU KNOW

- Staff and directors should submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. See the Resources section for contacts.
- **Q&A:** Year-end is approaching, and I received an invoice for work performed in December. If I submit the invoice in December I will not meet budget which is a measure of my performance. Can I defer the recording of the invoice until January?

  No, we do not delay or accelerate the recording of revenue or expenses to meet budgetary goals.

Fraud and Other Irregularities

Fraud is any act that results in an actual benefit, or an attempt to gain a benefit, through deceit, dishonesty, concealment or violation of trust. It includes any misuse, or attempt to misuse, your role in the company or of a company asset, for personal gain or purposes unrelated to company business. This can include theft, misappropriation of funds, supplies, resources, time, equipment or other assets, or a misstatement of information or records for gain or benefit.

Employees, contractors, suppliers, service providers and directors must not, under any circumstances, falsify information including expenditures or worktime, misappropriate funds, misuse property, information or other Cenovus assets for personal benefit, or knowingly assist other individuals to do so.



FRAUD PREVENTION

Examples of fraud include:

- Billing for non-existent work or equipment
- Inappropriate or unapproved standby charges
- Falsely claiming mileage, time or expenses
- Theft of materials
- Destruction, removal or inappropriate use of company assets
- Hiding or falsifying relationships to gain a benefit (financial or otherwise)

Suspected incidents of fraud or theft should be immediately reported to the Integrity Helpline or the Investigations Committee.

Bribery, Corruption and Sanctions

Fostering positive business relationships is important to Cenovus's success, but we must be mindful of the legal and ethical boundaries of what's appropriate with respect to where, what and who we do business with. We do not tolerate soliciting, accepting or paying bribes, kickbacks or other illicit or improper payments for any purpose, particularly when public officials are involved. We also do not do business with individuals or entities or within jurisdictions or acquire products or services that are prohibited under sanction or embargo laws.

DID YOU KNOW?

- Public officials are more than elected officials and government employees – they also include staff of regulatory boards or commissions, and may also include Indigenous groups. Need more information?

  See the Trade Compliance & Integrity Standard or contact Legal for more information.

Gifts

When receiving or offering gifts, entertainment or other personal benefits, staff must be aware of the line between ethical and unethical giving and acceptance of gifts where we may be influenced, or appear to be influenced, due to the value of a gift. See the Gift Guideline.

GIFTS & FAVOURS

- Cenovus is committed to supporting the communities in which we operate. However, gifts or favours must not be given to public officials or community leaders directly in exchange for support of a Cenovus permit, approval, business or other initiatives.

Political and Lobbying Activities

Cenovus engages in political and lobbying activities that are legal and transparent, and in compliance with lobbying and election laws and reporting requirements. The company respects the political process and does not make financial contributions or contributions in kind (e.g. properties, materials or services) to political parties, committees or their representatives.

Lobbying is an important part of our business and ensures that public officials are given the information necessary to make balanced decisions. It's important that Government Affairs is made aware of any communication staff have, in their business capacity, or plan to have with public officials so they can determine whether or not lobbying is taking place.

POLITICAL ACTIVITIES

- Cenovus allows employees, contractors and directors to be individually involved in political activities, as long as they undertake these activities on their own behalf, on their own time, not using any company resources (including email) and that contributions made to a political party or candidate are not reimbursed by Cenovus. If in doubt, contact Government Affairs or Legal for requirements.

- Never make political or charitable donations on Cenovus's behalf outside of our donation process



COMPLIANCE

Waivers and Amendments

Compliance

Cenovus reviews all ethical, legal or safety issues and protects the confidentiality of those involved to the extent possible.

Violations of the Code may result in disciplinary action up to and including termination of employment or service contract. Where a related Cenovus policy or standard exists and provides further details or definition, this Code and the policy or standard shall be interpreted together, and the highest standard shall prevail.

In cases where local or international law is violated, Cenovus may have a responsibility to involve appropriate legal or regulatory agencies.

Waivers and Amendments
Waivers of the Code for employees or contractors may be granted in limited, exceptional circumstances. Any waiver of this Code for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement.

Amendments to the Code will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.



SPEAK UP & RESOURCES

About Our Code

Our Values
and Reputation

Responsible
Information Use

Acting with
Integrity

Compliance

Speak Up
& Resources

Speak Up

To report a concern or suspected violation, talk to you supervisor, or leverage one of the Resources listed below.

To suggest improvements to our compliance & ethics program and activities, please contact Enterprise.Compliance@Cenovus.com.

Resources

If you are unsure if, how or when a law may apply, or if you're unsure how to make the right choices or do the right thing, contact your supervisor or another resource such as:

- Enterprise Compliance
- Human Resources Business Partner (HRBP)
- Investigations Committee
- Integrity Helpline
- Legal
- Privacy Officer

Resources will engage the right Cenovus experts to answer your question or to address your concern.

Cenovus's Integrity Helpline is operated by a third-party company and provides an anonymous and confidential option for staff and stakeholders to submit any concerns or questions they have about potential ethical, policy or workplace behaviour issues. The Integrity Helpline is available 24/7 and is a resource for staff and stakeholders who prefer not to use other channels, or who feel their concern raised through other channels was not properly addressed.

Concerns that are made anonymously or confidentially will be protected to the extent possible. Information will be shared with a very limited number of individuals, and only when necessary to review and investigate the issues raised.

In emergency situations or where someone's physical safety or security may be threatened, Enterprise Security or site-security should be contacted immediately.

If in doubt, err on the side of caution and raise your concern - we treat all reports seriously - and will review issues and incidents to the fullest extent possible.



Address: PO Box 766, Calgary, Alberta, Canada T2P 0M5

Telephone: 403.766.2000

Toll free in Canada: 1.877.766.2066

www.cenovus.com

